UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Other Events

On June 17, 2025, MakeMyTrip Limited (“MakeMyTrip”) announced:

•

the pricing of its primary offering of 14,000,000 ordinary shares of the company, par value US$0.0005 per share in an underwritten registered public offering (“Primary Equity Offering”). The size of the offering increased from the previously announced offering of 14,000,000 ordinary shares to 16,000,000 ordinary shares, at an offering price of US$90 per ordinary share; and

•

the pricing of its previously announced offering of 0.00% convertible senior notes in an aggregate principal amount of US$1.25 billion due 2030 in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (“Notes Offering”).

The Company expects to close the Primary Equity Offering and the Notes Offering on or around June 23, 2025, subject to the satisfaction of customary closing conditions. The closing of each of the Notes Offering and the Primary Equity Offering is conditioned upon the closing of each of the other offerings and vice versa. If the Notes Offering is not consummated, the concurrent Primary Equity Offering will terminate.

A copy of the press releases for the pricing of the Primary Equity Offering and the Notes Offering are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibits

99.1	Press release for the Primary Equity Offering dated June 17, 2025

99.2	Press release for the Notes Offering dated June 17, 2025

EXHIBIT INDEX

99.1	Press release for the Primary Equity Offering dated June 17, 2025

99.2	Press release for the Notes Offering dated June 17, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 17, 2025

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer